Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges1

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated, we note: that we do not have any outstanding preferred shares and have not had any preferred shares outstanding during the periods indicated, so the following table also sets forth our historical ratios of earnings to combined fixed charges and preferred share dividends for the periods indicated:

	Three Months Ended March 31, 2014	2013	2012	2011	2010	2009
Pretax Income from continuing operations	19,283	26,522	8,693	5,338	51,380	10,100
Add
Minority interest attributable to continuing operations and fixed charges

Fixed charges (See interest expense below)	14,237	51,767	32,353	32,958	36,163	33,204

Distribution of operating income from unconsolidated investments	2,562	9,829	3,733	5,515	12,124	880
Subtract

Capitalized interest	(2,892)	(9,193)	(5,955)	(4,850)	(2,903)	(3,516)

Preferred distributions of consolidated subsidiaries	(6)	(18)	(18)	(18)	(18)	(19)

Equity in earnings of unconsolidated investments	(3,029)	(12,382)	(1,579)	(1,555)	(10,971)	1,529
Adjusted earnings	30,155	66,525	37,227	37,388	85,775	42,178
Interest expense	10,651	39,474	22,811	23,343	26,146	24,667

Capitalized interest	2,892	9,193	5,955	4,850	2,903	3,516

Amortization of deferred financing costs	688	3,082	3,569	3,918	6,054	3,722
Amortization of discounts or premiums related to indebtedness		-	-	829	1,042	1,280
Preferred distributions of consolidated subsidiaries	6	18	18	18	18	19
Fixed Charges	14,237	51,767	32,353	32,958	36,163	33,204
Ratio of Adjusted Earnings to Fixed Charges	2.12	1.29	1.15	1.13	2.37	1.27

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings have been calculated by adding minority interest attributable to continuing operations, income or loss from equity investees, fixed charges and distributed income of equity investees to income from continuing operations before income taxes, less capitalized interest and preferred distributions of consolidated subsidiaries. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of deferred financing costs, amortization of discounts or premiums related to indebtedness and preferred distributions of consolidated subsidiaries.

 1 The numbers from prior years have been amended and restated to take into account discontinued operations.